September 25, 1996


Securities and Exchange Commission
Public Filing Desk
Judiciary Plaza
450 Fifth Street, Northwest
Washington, D. C.  20549

Re:  Analysts Investment Trust
File Nos.  811-7778 and 33-64370

Gentlemen:

This letter is in response to your request for our opinion in connection with Form 24F-2 for the Trust for the fiscal year ended July 31, 1996.

We have examined a copy of (a) the Trust's Agreement and Declaration of Trust and amendments thereto, (b) the Trust's By-Laws and amendments thereto, and (c) all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and other such documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures on original documents submitted to us, the conformity to executed documents of all unexecuted copies submitted to us and the conformity to the original of all copies submitted to us as conformed or copied documents.

Based on the foregoing, we are of the opinion that the shares of the Trust, the registration of which the Notice makes definite in number, if issued in accordance with the Prospectus and Statement of Additional Information of the Trust, were legally issued, fully paid and non-assessable.

We herewith give you our permission to fie this opinion with the Securities and Exchange Commission as an exhibit to the Notice referred to above.

Very Truly Yours,


BROWN, CUMMINGS, & BROWN CO., L.P.A.
3500 Carew Tower
441 Vine Street
Cincinnati, OH 45202